Exhibit 99.1

FANG ANNOUNCES FIRST QUARTER 2016 RESULTS

BEIJING, June 2, 2016 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN) ("we," "our," or "Fang"), the leading real estate Internet portal in China, announced today its unaudited financial results for the three months ended March 31, 2016.

First Quarter 2016 Highlights

Total Revenue increased by 62.3% year-on-year to $204.6 million. Revenue from e-commerce services increased by 154.0% year-on-year to $130.9 million.

Operating loss was $110.0 million. Non-GAAP operating loss was $107.9 million. A description of the adjustments from GAAP to non-GAAP operating loss is detailed in the reconciliation statement following this earnings release.

Net loss attributable to Fang's shareholders was $113.7 million. Fully diluted loss per ADS was $0.24. Non-GAAP net loss attributable to Fang's shareholders was $111.6 million. Non-GAAP fully diluted loss per ADS was $0.23. A description of the adjustments from GAAP to non-GAAP net loss is detailed in the reconciliation statement following this earnings release.

GMV increased by 664% from $1.7 billion in the first quarter of 2015 to $12.7 billion in the first quarter. The following table shows GMV by quarter for the 3 months of 2016.

GMV: Q1 2016 (in millions of US dollars)

						2016Q1 & 2015Q1 Variance
	2015Q1	2015Q2	2015Q3	2015Q4	2016Q1	Amount	%
New Home *	1,281	3,441	4,580	5,644	3,406	2,125	166%
Secondary Home	384	3,321	5,951	7,860	9,311	8,927	2,325%
Total	1,665	6,762	10,531	13,504	12,717	11,052	664%

* Only including direct sales services.

"62.3% revenue growth was our highest quarterly growth rate in the past five years which leads to the increase of our annual revenue guidance". Said Vincent Mo, Chairman and CEO of Fang.com. " Our E-commerce businesses, directly targeting at consumers, are contributing close to 70% of our total revenue. This is a clear sign that our transformation to serve individual end users is right on track and we expect to see a complete turnaround in quarter four of this year."

First Quarter 2016 Results

Revenues

Fang reported total revenues of $204.6 million for the three months ended March 31, 2016, representing an increase of 62.3% from$126.0 million for the corresponding period in 2015, primarily driven by the growth in e-commerce services.

Revenue from e-commerce services was $130.9 million for the three months ended March 31, 2016, a 154% increase from $51.5 million for the same period in 2015, primarily due to the rapid growth of the real estate brokerage services for secondary home.

Revenue from marketing services was $30.4 million for the three months ended March 31, 2016, a decrease of 25.1% from $40.6 million for the corresponding period in 2015, primarily due to the offset by our e-commerce services.

Revenue from listing services was $24.1 million for the three months ended March 31, 2016, which is higher than the $23.6 million for the corresponding period in 2015.

Revenue from Internet financial services was $10.6 million for the three months ended March 31, 2016, an increase of 200.1% from$3.5 million for the corresponding period in 2015 primarily due to rapid growth in our financial services to the real estate brokerage services.

Revenue from value-added services and other services was $8.5 million for the three months ended March 31, 2016, an increase of 27.8% from $6.7 million for the corresponding period in 2015, primarily due to the growth of our data and research related products.

Cost of Revenue

Cost of revenue was $209.6 million for the three months ended March 31, 2016, an increase of 357.6% from $45.8 million for the corresponding period in 2015. The increase in cost of revenue was mainly attributable to increased staff cost.

Operating Expenses

Operating expenses were $105.0 million for the three months ended March 31, 2016, an increase of 44.3 % from $72.8 million for the corresponding period in 2015.

Selling expenses were $61.6 million for the three months ended March 31, 2016, an increase of 27.3% from $48.4 million for the corresponding period in 2015, primarily due to increased advertising and promotional expenses.

General and administrative expenses were $43.3 million for the three months ended March 31, 2016, an increase of 77.9% from$24.4 million for the corresponding period in 2015, primarily due to increased staff cost.

Operating Income/Loss

Operating loss was $110.0 million for the three months ended March 31, 2016, compared to operating income of $7.5 million for the corresponding period in 2015.

Income Tax Benefit/Expenses

Income tax expense was $5.2 million for the three months ended March 31, 2016, compared to income tax expenses of $5.6 million for the corresponding period in 2015.

Net Income/Loss and EPS

Net loss attributable to Fang's shareholders was $113.7 million for the three months ended March 31, 2016, compared to net income$6.1 million for the corresponding period in 2015. Loss per fully-diluted ordinary share and ADS are $1.20 and $0.24, respectively, for the three months ended March 31, 2016, compared to earnings $0.07 and $0.01 for the corresponding period in 2015.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $100.4 million loss for the three months ended March 31, 2016, compared to income of $11.3 million for the corresponding period in 2015.

Cash

As of March 31, 2016, Fang had cash, cash equivalents, and short-term investments of $708.4 million, compared to $880.5 million as of December 31, 2015. Net cash used in operating activities was $67.2 million for the three months ended March 31, 2016, compared to Cash flow used in operating activities was $54.7 million for the same period in 2015.

Business Outlook

Fang adjusts its total revenue guidance for 2016 from $1,060.2 million, representing a year over increase of 20%, to around $1,148.6 million, representing a year-on-year increase of 30.0%. This forecast reflects Fang's current and preliminary view, which is subject to change.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EDT (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 6713-5090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 23:00 HKT on June 2 through 23:59HKT June 10, 2016. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	23123724

A live and archived webcast of the conference call will be available on SouFun's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding Fang’s future financial performance, revenue guidance for 2016, growth and growth rates, and market position and continued business transformation. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the transactions contemplated by the restructuring of Fang’s assets and businesses will receive the requisite approvals, whether such restructuring will be carried out as planned, the impact of such restructuring on Fang’s assets and businesses, the impact of Fang's transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang's implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on Fang and the impact on revenues of our existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income and (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the three months ended June 30, 2016, which (1) may not be indicative of Fang's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Fang's historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang
CFO
Phone: +86-10-5631-9668
Email: huangcangsang@fang.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	March 31,	December 31,
	2016	2015
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	564,652	817,921
Restricted cash, current	103,696	103,179
Short-term investments	143,784	62,559
Accounts receivable, net	132,230	147,516
Funds receivable	47,902	45,400
Prepayment and other current assets	51,615	60,265
Commitment deposits	9,905	10,646
Loan receivable, current	221,410	266,990
Amount due from related parties	566	262
Total current assets	1,275,760	1,514,738
Non-current assets:
Property and equipment, net	336,005	326,504
Prepaid land lease payments	-	774
Loan receivable, non-current	97,493	55,349
Deferred tax assets, non-current	8,496	5,490
Deposit for non-current assets	136,648	137,715
Long-term investments	235,528	244,678
Other non-current assets	8,557	10,078
Total non-current assets	822,727	780,588
Total assets	2,098,487	2,295,326

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term loans	-	100,000
Deferred revenue	152,613	145,321
Accrued expenses and other liabilities	353,466	361,593
Customers' refundable fees	80,261	59,107
Income tax payable	9,616	9,948
Convertible senior notes-current	397,712	400,000
Total current liabilities	993,667	1,075,969
Non-current liabilities:
Convertible senior notes	288,228	287,887
Deferred tax liabilities, non-current	78,619	76,631
Other non-current liabilities	298	312
Total non-current liabilities	367,154	364,830

Total Liabilities	1,360,812	1,440,799
Equity:
Class A ordinary shares, par value Hong Kong Dollar ("HK$") 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 70,787,005 shares and 70,736,679 shares issued and outstanding as at March 31, 2016 and December 31, 2015, respectively	9,130	9,110
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at March 31, 2016 and December 31, 2015, respectively	3,124	3,124
Additional paid-in capital	481,154	478,391
Accumulated other comprehensive income	(16,300)	(10,364)
Retained earnings	259,807	373,505
Total SouFun Holdings Limited shareholders' equity	736,915	853,766
Noncontrolling interests	759	761
Total equity	737,674	854,527
TOTAL LIABILITIES AND EQUITY	2,098,486	2,295,326

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Revenues:
E-commerce services	130,904	51,542
Marketing services	30,432	40,623
Listing services	24,086	23,643
Financial services	10,625	3,540
Value-added services and other services	8,576	6,708
Total revenues	204,623	126,056

Cost of Revenues:
Cost of services	(209,643)	(45,809)
Total Cost of Revenues	(209,643)	(45,809)

Gross Loss/Profit	(5,020)	80,247

Operating expenses:
Selling expenses	(61,597)	(48,387)
General and administrative expenses	(43,377)	(24,384)
Operating (loss) income	(109,994)	7,476
Foreign exchange loss	(35)	(14)
Interest income	3,513	8,044
Interest expense	(4,610)	(4,101)
Government grants	2,600	302
(Loss) income before income taxes and noncontrolling interests	(108,526)	11,707
Income tax expenses
Income tax expenses	(5,174)	(5,622)
Net (loss) income	(113,700)	6,085
Net (loss) income attributable to noncontrolling interests	(2)	(22)
Net (loss) income attributable to SouFun Holdings Limited shareholders	(113,698)	6,107
Other comprehensive income, net of tax
Foreign currency Translation	(1,153)	(4,619)
Realized gain on available-for-sale security	-	-
Unrealized gain on available-for-sale security	(4,783)	2,613
Total other comprehensive income, net of tax	(5,936)	(2,006)
Comprehensive (Loss)/income	(119,634)	4,079
Comprehensive loss attributable to noncontrolling interests	(2)	(22)
Comprehensive (loss)/income attributable to SouFun Holdings Limited's shareholders	(119,632)	4,101
(Loss) earnings per share for Class A and Class B ordinary shares
Basic	(1.20)	0.07
Diluted	(1.20)	0.07
(Loss) earnings per ADS
Basic	(0.24)	0.01
Diluted	(0.24)	0.01
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	95,075,704	82,731,556
Diluted	95,075,704	89,924,291
Weighted average number of ADSs outstanding:
Basic	475,378,522	413,657,780
Diluted	475,378,522	449,621,455

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2016	2015
GAAP (loss) income from operations	(109,994)	7,476
Share-based compensation expense	2,075	434
Non-GAAP (loss) income from operations	(107,919)	7,910

GAAP net (loss )income	(113,700)	6,085
One-off tax benefit	-	1,005
Share-based compensation expense	2,075	434
Non-GAAP net (loss) income	(111,625)	7,524

Net (loss) income attributable to SouFun shareholders	(113,698)	6,107
One-off tax benefit	-	1,005
Share-based compensation expense	2,075	434
Non-GAAP net (loss) income attributable to SouFun Holdings Limited shareholders	(111,623)	7,546

GAAP (loss) earnings per share for Class A and Class B ordinary shares:
Basic	(1.20)	0.07
Diluted	(1.20)	0.07
GAAP (loss) earnings per ADS:
Basic	(0.24)	0.01
Diluted	(0.24)	0.01
Non-GAAP (loss) earnings per share for Class A and Class B ordinary shares:
Basic	(1.17)	0.09
Diluted	(1.17)	0.08
Non-GAAP (loss) earnings per ADS:
Basic	(0.23)	0.02
Diluted	(0.23)	0.02
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	95,075,704	82,731,556
Diluted	95,075,704	89,924,291
Weighted average number of ADSs outstanding:
Basic	475,378,522	413,657,780
Diluted	475,378,522	449,621,455

Non-GAAP Net (loss) income	(111,625)	7,524
Add back:
Interest expense	4,610	4,101
Income tax expenses	5,174	4,617
Depreciation expenses	5,045	3,073
Subtract:
Interest income	(3,513)	(8,044)
Adjusted EBITDA	(100,390)	11,271